Exhibit 99.1

Freightos Reports Platform KPIs for First Quarter as it Executes Solutions-Led Strategy

The Company Plans To Report Earnings on May 26, 2026

April 15, 2026 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight pricing, booking and procurement platform, today reported preliminary key performance indicators for the first quarter of 2026.

These operational KPIs primarily reflect platform activity. Freightos’ strategy is focused on scaling its solutions and software offerings, which represent the majority of revenue and are less directly reflected in these metrics, while supporting deeper utilization across the platform. Solutions progress will be discussed in the upcoming earnings release.

	Actuals*	Management’s Expectations
	Q1 2026	Q1 2026
# Transactions (‘000)	425	446 - 451
Year over Year Growth	15%	20% - 22%
GBV ($m)	343	335 - 341
Year over Year Growth	24%	21% - 23%

*Numbers are preliminary and subject to change with the full earnings release

Platform Expansion and Network Growth

●	Transactions: Q1 2026 transactions totaled 425k, up 15% year-over-year and below management’s expectations, reflecting reduced activity in Middle East routes amid ongoing military conflict and disruption to major international shipping and air corridors. Excluding routes involving Middle East origin, destination or airspace, transactions grew year-over-year at a rate above management expectations, reflecting continued growth across other regions and increased use of alternative routing.

●	Carrier and Buyer Growth: Our active carrier network maintained its record level of 79 carriers in Q1 2026, up from 77 in Q4 2025. Unique buyer users declined slightly on a sequential basis to approximately 20,600, reflecting the reduced activity in the Middle East, but was up approximately 5% year over year.
●	Gross Booking Value (GBV): The total value of transactions processed on the Freightos platform, or GBV, reached $344M for Q1 2026 up 24% from Q1 last year. GBV met management expectations as elevated freight rates as a result of capacity constraints due to the ongoing conflict in the Middle East compensated for the transaction shortfall. Once again, the largest contributor from an absolute perspective was the Webcargo portal.

“Facilitating 425 thousand transactions during the quarter shows that global logistics companies continue to rely on the Freightos platform to weather volatility” said Pablo Pinillos, CEO and Interim CFO of Freightos. “At a time of a regional crisis, our platform played a key role in helping reallocate volumes to new carrier-route combinations. Our focus remains on scaling solutions adoption and executing toward profitability. We view platform activity as a lagging indicator of workflow adoption, with deeper utilization supporting long-term transaction growth.”

Q1 2026 Earnings Call

Financial results for the first quarter 2026 will be reported before markets open on May 26, 2026. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/WN_1zZnJSA_QvqlZugN6sgr2w#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world's leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tamar Hartal

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com